UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

McRae Industries, Inc.

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(Name of Issuer)

Class A Common Stock

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(Title of Class of Securities)

582757209

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(CUSIP Number)

John P. Pecora

130 Montadale Drive

Princeton, NJ 08540

609-924-9264

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

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December 6, 2007

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 22413E104
1		NAME OF REPORTING PERSON John P. Pecora
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 126,500
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,500
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

1          Based upon 2,104,924 Class A Common Shares outstanding as of October 27, 2007, as reported in the Issuer's earnings release dated December 14, 2007.

Item 1. Security and the Issuer

This statement on Schedule 13D relates to the shares of Class A Common Stock, par value $1 per share (the "Class A Common Shares") of McRae Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 402 North Main Street, P.O. Box 726, Mt. Gilead, North Carolina 27306.

Item 2. Identity and Background

(a), (f) This statement is filed by John P. Pecora, a citizen of the United States of America (the "Reporting Person").

(b) The business address of the Reporting Person is 130 Montadale Drive, Princeton, New Jersey 08540.

(c) Not applicable.

(d), (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Class A Common Shares was the Reporting Person's personal funds.

Item 4. Purpose of Transaction

(a) - (j) The Reporting Person acquired the Class A Common Shares in the ordinary course of business, for investment, and not for the purpose of acquiring control of the Issuer.

Although the Reporting Person currently has no specific plan or proposal to acquire any additional Class A Common Shares, the Reporting Person expects to acquire additional Class A Common Shares from time to time, consistent with his investment purposes and in amounts to be determined by the Reporting Person based upon a number of factors, including, without limitation, his ongoing assessment of his investment in the Issuer and the Issuer's business prospects, prevailing market conditions, the availability of other investment opportunities, and/or other investment considerations. Although the Reporting Person has no current plan or proposal to dispose of any Class A Common Shares that he currently owns, the Reporting Person may, consistent with his investment purpose, at any time and from time to time, dispose of any or all of his Class A Common Shares depending on a number of factors, including, without limitation, the factors listed above.

In addition, consistent with his investment purpose, the Reporting Person may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. The Reporting Person may engage in discussions that could result in various outcomes, including but not limited to any of the following: the acquisition by the Reporting Person or other persons of additional Class A Common Shares of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals regarding the Issuer or his investment in the Issuer.

Item 5. Interest in Securities of the Issuer

(a), (b) Based upon the Issuer's earnings release dated December 14, 2007, there were 2,104,924 Class A Common Shares issued and outstanding as of October 27, 2007. The 126,500 Class A Common Shares beneficially owned by the Reporting Person as of the date hereof represent approximately 6.0% of the outstanding Class A Common Shares as of October 27, 2007. The Reporting Person has the power to vote or to direct the vote of and the power to dispose or direct the disposition of all of the Class A Common Shares of which he is the beneficial owner.

(c) Attached as Schedule 1 hereto, which Schedule is incorporated herein by reference, is a list of transactions in the Class A Common Shares effected by the Reporting Person during the 60 days prior to the date of this Statement.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares reported in this Schedule 13D as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be filed as Exhibits

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2008

/s/ John P. Pecora John P. Pecora

Schedule 1

Transactions by the Reporting Person in Class A Common Shares During the Prior Sixty Days

Date	Number of Class A Common Shares Purchased	Price Per Class A Common Share	Nature of Transaction
9/12/2007	900	$13.01	Open Market Purchase
9/19/2007	200	$13.01	Open Market Purchase
9/25/2007	1200	$13.01	Open Market Purchase
10/02/2007	400	$13.07	Open Market Purchase
10/03/2007	500	$13.07	Open Market Purchase
11/15/2007	670	$15.00	Open Market Purchase
11/15/2007	200	$14.70	Open Market Purchase
11/20/2007	350	$15.00	Open Market Purchase
11/23/2007	250	$15.00	Open Market Purchase
11/27/2007	200	$15.50	Open Market Purchase
11/28/2007	1300	$15.75	Open Market Purchase
12/06/2007	500	$15.75	Open Market Purchase
12/06/2007	500	$15.80	Open Market Purchase
12/12/2007	4866	$16.00	Open Market Purchase
12/14/2007	1200	$16.00	Open Market Purchase
1/03/2008	2200	$16.00	Open Market Purchase
1/09/2006	4300	$15.50	Open Market Purchase
1/10/2008	2300	$15.20	Open Market Purchase
1/11/2008	764	$14.99	Open Market Purchase
1/11/2008	4000	$14.50	Open Market Purchase
1/14/2008	500	$14.00	Open Market Purchase